September 7, 2011

VIA EDGAR
Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
File No. 001-14012

Dear Mr. Spirgel:

This letter responds to the comments included in the staff's letter dated September 1, 2011 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2010.

Liquidity and Capital Resources, page 50

1.
We note your response to comment two in our letter dated July 26, 2011.  Since the $20 million cash on hand is not available to fund your operations, please tell us why such cash is not classified as restricted cash.  Refer to your basis in the accounting literature.

Response

The Staff is advised that we based our conclusion not to segregate the $20 million in cash as restricted cash on the balance sheet on the guidance set forth in Regulation S-X, Rule 5-02(1), which states:

Cash and cash items. Separate disclosure shall be made of the cash and cash items which are restricted as to withdrawal or usage. The provisions of any restrictions shall be described in a note to the financial statements. Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements, contracts entered into with others, or company statements of intention with regard to particular deposits; however, time deposits and short-term certificates of deposit are not generally included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the balance sheet, describe in the notes to the financial statements these arrangements and the amount involved, if determinable, for the most recent audited balance sheet required and for any subsequent unaudited balance sheet required in the notes to the financial statements. Compensating balances that are maintained under an agreement to assure future credit availability shall be disclosed in the notes to the financial statements along with the amount and terms of such agreement.

We also refer to Financial Reporting Release No. 203, which states in part:

203.02.b. Form of Disclosure:  The manner of disclosure cannot be specified with precision since it will vary according to the factual situation involved. These rules call for disclosure of compensating balance arrangements. Such disclosure will involve segregation on the face of the balance sheet whenever such balances are maintained under an agreement which legally restricts the use of such funds. Examples of such arrangements would include situations where a certificate of deposit must be held while a loan is outstanding or where a minimum balance must be maintained at all times while credit is extended or available. Footnote disclosure will be appropriate in other circumstances where such balances are determinable amounts although not legally restricted as to withdrawal.

The staff is advised that we view the minimum cash balance requirement as a compensating balance that is not legally restricted as to withdrawal.  In our situation, the minimum cash balance requirement discussed above is a financial covenant associated with a leasing arrangement.  Failure to maintain this financial covenant may constitute an event of default under the lease arrangement, after the expiration of the applicable cure periods; however, under no circumstances are we legally restricted from accessing these cash balances, which are maintained in our normal operating cash accounts.  For this reason, we believe that footnote disclosure rather than segregation on the face of the balance sheet is appropriate.

If you have any questions regarding this response, please contact me at 206.204.3014 or Rob.Bateman@emeritus.com.

Sincerely,

/s/ Robert C. Bateman
Robert C. Bateman
Executive Vice President—Finance and Chief Financial Officer